UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                September 29, 2004

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces signing of Settlement Agreement with Valeant Pharmaceuticals International.



   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Regisstration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ RICHARD A.B. STEWART
                                    Name: Richard A.B. Stewart
                                    Title: Chief Executive Officer


Date: September 29, 2004



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


              AMARIN CORPORATION ANNOUNCES RESOLUTION OF VALEANT
                                   DISPUTE

-- Amarin and Valeant sign settlement agreement --

LONDON, United Kingdom, September 29, 2004 - Amarin Corporation plc (NASDAQSC: AMRN) today announced that it has signed a settlement agreement with Valeant Pharmaceuticals International (Valeant) (NYSE: VRX) resolving an outstanding dispute relating to the sale of Amarin Pharmaceuticals Inc ("API") in February 2004.

As previously announced on February 26, 2004, Amarin completed the sale of API and a majority of its U.S. products to Valeant and upon closing API became a wholly owned subsidiary of Valeant. As reported in Amarin's report on Form 20-F for the year ended December 31, 2003, the asset purchase agreement for this transaction provided for a purchase price adjustment based on variations between a pro forma balance sheet agreed between the parties and a closing date balance sheet to be prepared after the closing. Subsequent to the closing of the sale, a dispute arose relating to adjustments to the closing date balance sheet.

Under the main terms of the settlement agreement and in consideration of the mutual release of such claims, Amarin and Valeant have agreed to amend the asset purchase agreement to waive $6 million of the $8 million in contingent milestones due to Amarin from Valeant. The remaining $2 million is now no longer contingent and is payable by Valeant to Amarin on November 30, 2004. In addition, Amarin's contingent obligation to repurchase $414,000 of wholesale inventory has been waived by Valeant.

The settlement agreement is conditional upon consent to such amendment to the asset purchase agreement being given by Elan Corporation plc (or its assignees) on or before October 7, 2004. Of the $2 million payable to Amarin by Valeant on November 30, 2004, $1 million is payable to Elan as part of the original settlement between Elan and Amarin on February 25, 2004.

Rick Stewart, Chief Executive Officer of Amarin commented, "We are pleased that this dispute has been resolved amicably and that our good collaborative relationship with Valeant remains intact. The resolution of this dispute removes this uncertainty for the company and our shareholders."

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of central nervous system disorders. Miraxion is in phase III development for Huntington's disease and is in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.